UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                        Commission File Number 0-25549

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K
             [ ] Form 10-Q [  ] Form N-SAR

         For Period Ended: December 31, 2002

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:                  Interdent, Inc.

Former Name if Applicable:                N/A


Address of Principal Executive Office:    222 No. Sepulveda Boulevard, Suite 740

City, State and Zip Code:                 El Segundo, California 90245-4340


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Statebelow in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is currently in negotiations on a long-term financial restructuring plan with a bank syndicate, its significant equity and debt holders, and other potential outside investors. The results of such discussions will affect the Registrant's presentation of information in its Form 10-K for the year ended December 31, 2002. We have not provided our independent auditors with a Form 10-K or supporting schedules and, as a result, they are unable to complete their audit procedures. Accordingly, the Registrant is unable to file its Form 10-K for the year ended December 31, 2002 within the prescribed time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Robert W. Hill                      (310)                  765-2400
       (Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's total revenue for the year ended December 31, 2002 will be approximately $250.1 million, or approximately $32.6 million less than total revenues for the comparable year ended December 31, 2001. The decrease in revenues is attributed to the disposition of the Registrant's Dental Care Alliance, Inc. subsidiary and certain other dental practices.

The Registrant anticipates reporting a net loss for the year ended December 31, 2002 of approximately $97.0 million compared to a net loss of approximately $35.1 million for the year ended December 31, 2001. The anticipated net loss for the year ended December 31, 2002 includes a non-cash charge of $89.0 million, net of taxes, to reduce the carrying value of its intangible assets as a result of implementing Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". The charge will be reflected as a cumulative effect of a change in accounting principles in the consolidated statements of operations as of January 1, 2002. Completion of the Registrant's annual report on Form 10-K for the year ended December 31, 2002 is subject to the completion of the negotiations with its lenders, which may impact certain material disclosures in the financial statements, and the completion of the audit of its financial statements for the year 2002.


                                    Interdent, Inc.
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2003                                By: /s/ ROBERT W. HILL
                                                            Robert W. Hill
                                          Vice President, Finance & Accounting

March 31, 2003

Mr. Robert W. Hill
Vice President, Finance & Accounting
222 No. Sepulveda Boulevard, Suite 740
El Segundo, California 90245-4340

Dear Mr. Hill:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 regarding Interdent, Inc.'s inability to timely file its annual report on Form 10-K for the year ended December 31, 2002 the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 2002 annual report on Form 10-K to the Commission.

The Company is currently in negotiations on a long-term financial restructuring plan with a bank syndicate, its significant equity and debt holders, and other potential outside investors, the results of which significantly affect the Form 10-K disclosure in the footnotes. As a result, the Company has not provided to us its annual report on Form 10-K, nor applicable supporting schedules for the year ended December 31, 2002, making it impossible for us to complete our audit procedures.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

/s/ ERNST & YOUNG LLP
Ernst & Young LLP